SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Landos Biopharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

515069102
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2022
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,650,722*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,650,722*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,650,722*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.07%*
14	TYPE OF REPORTING PERSON PN, IA, OO

CUSIP No. 515069102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,650,722*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,650,722*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,650,722*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.07%*
14	TYPE OF REPORTING PERSON HC, IN

* The above-referenced shares (the “Shares”) of Landos Biopharma, Inc. (the “Issuer”) reported herein are held in the form of common stock (the “Common Stock”). The Shares are held by certain investment funds (together, the “RTW Funds”) managed by RTW Investments, LP (“RTW Investments” or the “Adviser”). The Adviser, in its capacity as the investment manager of the RTW Funds, has the power to vote and the power to direct the disposition of all such Shares held by the RTW Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 3,650,722 Shares, or 9.07% of the Issuer’s 40,254,890 Shares deemed issued and outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2022. Roderick Wong, M.D. (“Dr. Wong”), is the Managing Partner and Chief Investment Officer of the Adviser. This report shall not be deemed an admission that the Adviser, the RTW Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 515069102	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the SEC on February 16, 2021 (the “Schedule 13D”), with respect to the Shares of the Issuer.

Items 4 and 5(a)-(c) of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

Dr. Wong resigned from the Issuer’s board of directors effective on June 7, 2022.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 40,254,890 Shares outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed by with the SEC on August 11, 2022.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days, which were all in the open market, are set forth on Schedule 1 attached hereto.

CUSIP No. 515069102	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 6, 2022

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

CUSIP No. 515069102	SCHEDULE 13D/A	Page 6 of 6 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/23/2022	(300,000)	0.69
10/04/2022	(325,000)	0.60